[Letterhead of Tekni-Plex, Inc.]

April 6, 2007

Withdrawal of Registration Statement on Form S-4, Amendment No. 1
Registration Number 333-111778
Filed December 19, 2006

VIA EDGAR
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby withdraw the above referenced Registration Statement Amendment (the “Registration Statement Amendment”) of Tekni-Plex, Inc., a Delaware company, and hereby request that an order consenting to the withdrawal be entered by the Securities and Exchange Commission. The Registration Statement Amendment is being withdrawn due to the fact that the Registration Statement Amendment was filed via EDGAR under an incorrect Registration Number, the correct Registration Number for this Registration Statement Amendment is 333-127404. Tekni-Plex, Inc. further advises the Commission that no securities included in the Registration Statement Amendment have been sold or otherwise distributed.

Your assistance in this matter is greatly appreciated. Please feel free to contact James E. Condon at (972) 304-5077 with any questions you may have.

Sincerely,

Tekni-Plex, Inc.

/s/ James E. Condon
James E. Condon
Chief Financial Officer